UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025.

2.	Earnings Release for Q3 2025.

 Item 1

Millicom International Cellular S.A.

For the three and nine-month periods ended

September 30, 2025

November 6, 2025

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

Unaudited interim condensed consolidated statement of income for the three and nine-month periods ended September 30, 2025

in millions of U.S. dollars except per share data	Notes	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024
Continuing Operations
Revenue	5	4,166	4,376	1,420	1,431
Equipment, programming and other direct costs		(945)	(1,076)	(313)	(341)
Operating expenses		(1,250)	(1,449)	(412)	(504)
Depreciation		(677)	(696)	(235)	(222)
Amortization		(234)	(241)	(81)	(78)
Share of profit in Honduras joint venture	8	40	39	14	14
Other operating income (expenses), net	3, 4	69	16	(3)	—
Operating profit		1,170	968	390	300
Interest and other financial expenses	11	(508)	(550)	(173)	(175)
Interest and other financial income		16	40	11	9
Sale of Lati Operations	3, 4	742	—	138	—
Other non-operating (expenses) income, net	6	(68)	(26)	(77)	(10)
Profit (loss) from other joint ventures and associates, net		1	—	1	—
Profit before taxes		1,353	432	289	123
Tax expense		(257)	(214)	(85)	(66)
Net profit for the period		1,096	217	204	57

Attributable to:
Owners of the Company		1,064	221	195	51
Non-controlling interests		32	(4)	9	6

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	6.35	1.29	1.17	0.30
Diluted ($ per share)	7	6.32	1.28	1.16	0.30

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

Unaudited interim condensed consolidated statement of comprehensive income for the three and nine-month periods ended September 30, 2025

in millions of U.S. dollars	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024

Net profit for the period	1,096	217	204	57
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(6)	19	26	11
Change in value of cash flow hedges, net of tax effects	3	(2)	—	—
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Total comprehensive income for the period	1,092	234	231	69

Attributable to:
Owners of the Company	1,070	229	225	63
Non-controlling interests	22	5	6	6

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

Unaudited interim condensed consolidated statement of financial position as at September 30, 2025

in millions of U.S. dollars	Notes	September 30, 2025	December 31, 2024
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	4, 10	7,094	6,908
Property, plant and equipment, net	4, 9	2,662	2,847
Right of use assets, net	4, 8	1,955	792
Investment in Honduras joint venture	8	527	561
Contract costs, net		12	12
Deferred tax assets		118	153
Other non-current assets		95	84
TOTAL NON-CURRENT ASSETS		12,464	11,357

CURRENT ASSETS
Inventories		68	44
Trade receivables, net		374	390
Contract assets, net		77	77
Amounts due from non-controlling interests, associates and joint ventures		18	15
Prepayments		116	94
Accrued income		104	87
Current income tax assets		126	109
Supplier advances for capital expenditure		38	16
Other current assets	3	465	166
Restricted cash		46	57
Cash and cash equivalents		1,663	699
TOTAL CURRENT ASSETS		3,095	1,753
Assets held for sale	4	31	627
TOTAL ASSETS		15,590	13,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

Unaudited interim condensed consolidated statement of financial position as at September 30, 2025 (continued)

in millions of U.S. dollars	Notes	September 30, 2025	December 31, 2024
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,290	1,322
Treasury shares		(52)	(43)
Other reserves		(730)	(531)
Retained profits		1,771	2,628
Net profit for the period/year attributable to owners of the Company		1,064	253
Equity attributable to owners of the Company		3,343	3,628
Non-controlling interests		(33)	(54)
TOTAL EQUITY		3,310	3,574

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	5,817	5,533
Lease liabilities	4, 8	1,969	798
Derivative financial instruments	13	15	59
Amounts due to non-controlling interests, associates and joint ventures		32	34
Payables and accruals for capital expenditure	4, 10	629	194
Provisions and other non-current liabilities		321	283
Deferred tax liabilities		133	149
TOTAL NON-CURRENT LIABILITIES		8,916	7,050

CURRENT LIABILITIES
Debt and financing	11	443	282
Lease liabilities	4, 8	213	156
Derivative financial instruments	13	16	—
Payables and accruals for capital expenditure		206	305
Other trade payables		400	300
Amounts due to non-controlling interests, associates and joint ventures		126	105
Accrued interest and other expenses		434	421
Current income tax liabilities		127	122
Contract liabilities		87	121
Dividend payable	7	733	172
Provisions and other current liabilities		564	421
TOTAL CURRENT LIABILITIES		3,348	2,404
Liabilities directly associated with assets held for sale	4	16	709
TOTAL LIABILITIES		12,280	10,163
TOTAL EQUITY AND LIABILITIES		15,590	13,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2025

in millions of U.S. dollars	Notes	September 30, 2025	September 30, 2024
Cash flows from operating activities
Profit before taxes from continuing operations		1,353	432
Profit before taxes from discontinued operations	4	—	—
Profit before taxes		1,353	432
Adjustments to reconcile to net cash:
Interest expense on leases		124	92
Interest expense on debt and other financing		384	458
Interest and other financial income		(16)	(40)
Adjustments for non-cash items:
Depreciation and amortization		910	938
Share of profit in Honduras joint venture	8	(40)	(39)
Gain on disposal and impairment of assets, net	3, 4	(69)	(16)
Sale of Lati Operations	3, 4	(742)	—
Share-based compensation		12	43
Loss from other associates and joint ventures, net		(1)	—
Other non-operating (income) expenses, net	6	68	26
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(164)	1
Decrease (increase) in inventories		(23)	(16)
Increase (decrease) in trade and other payables, net		135	(72)
Changes in contract assets, liabilities and costs, net		(22)	(37)
Total changes in working capital		(74)	(125)
Interest paid on leases		(119)	(91)
Interest paid on debt and other financing		(313)	(392)
Interest received		16	37
Taxes paid		(236)	(174)
Net cash provided by operating activities		1,257	1,149
Cash flows from investing activities:
Net proceeds from the sale of Lati Operations	3, 4	545	—
Purchase of spectrum and licenses	10	(62)	(109)
Purchase of other intangible assets	10	(97)	(95)
Purchase of property, plant and equipment	9	(464)	(372)
Proceeds from disposal of equity investments		—	5
Proceeds from sale of property, plant and equipment	9	73	54
Dividends and dividend advances received from joint ventures and associates		49	49
Transfer (to) / from pledge deposits, net		—	5
Loans granted within the Tigo Money lending activity, net		(1)	(2)
Cash (used in) provided by other investing activities, net		18	18
Net cash provided by (used in) investing activities		61	(447)

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2025 (continued)

in millions of U.S. dollars	Notes	September 30, 2025	September 30, 2024
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	725	543
Repayment of debt and other financing	11	(375)	(994)
Lease capital repayment		(139)	(154)
Share repurchase program		(119)	(65)
Dividends paid to owners of the Company		(420)	—
Net cash from (used in) financing activities		(328)	(670)
Exchange impact on cash and cash equivalents, net		(18)	(4)
Net increase (decrease) in cash and cash equivalents		972	28
Cash and cash equivalents at the beginning of the year		699	775
Effect of cash disposal of Lati Operations	4	(8)	—
Cash and cash equivalents at the end of the period		1,663	803

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

Unaudited interim condensed consolidated statements of changes in equity for the nine-month period ended September 30, 2025

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2023	172,096	(370)	258	1,076	(9)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the period	—	—	—	—	—	221	8	229	5	234
Transfer to legal reserve (ii)	—	—	—	—	—	(8)	8	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares (ii)	—	(2,183)	—	—	(42)	1	—	(41)	—	(41)
Share based compensation	—	—	—	—	—	—	42	42	—	43
Issuance of shares under share-based payment schemes	—	1,954	—	(12)	38	24	(50)	1	—	1
Share based cancellation	—	—	—	—	—	—	(34)	(34)	—	(34)
Put Option reserve reversal (See Note C.7.4)	—	—	—	—	—	79	—	79	—	79
Balance on September 30, 2024	172,096	(599)	258	1,064	(12)	3,021	(525)	3,806	(79)	3,727

Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
Adjustment on adoption of Amendment to IAS 21 (Note 2)	—	—	—	—	—	—	(188)	(188)	—	(188)
Total comprehensive income for the period	—	—	—	—	—	1,064	6	1,070	22	1,092
Dividends (Note 7)	—	—	—	—	—	(1,052)	—	(1,052)	(2)	(1,054)
Transfer to legal reserve	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares (ii)	—	(4,510)	—	—	(127)	(1)	—	(128)	—	(128)
Cancellation of treasury shares (iii)	(3,096)	3,096	(5)	(19)	84	(61)	—	—	—	—
Share based compensation	—	—	—	—	—	—	11	11	—	12
Issuance of shares under share-based payment schemes	—	1,355	—	(8)	33	4	(29)	—	—	—
Balance on September 30, 2025	169,000	(1,915)	253	1,037	(52)	2,835	(730)	3,343	(33)	3,310

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at September 30, 2025, $630 million (2024: $529 million) are not distributable to equity holders.

(ii)	During the nine-month period ended September 30, 2025, Millicom repurchased 4,216,397 shares for a total amount of $119 million (completing the Share Repurchase Plan launched during 4Q 2024 for a total of approximately $150 million) and withheld approximately 293,555 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2024: 1,717,276 shares repurchased and 465,973 withheld).

(iii)	On May 21, 2025, an Extraordinary General Meeting of shareholders approved, a 3,096,305 treasury shares cancellation.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of fixed and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On November 5, 2025, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2024 consolidated financial statements.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Foreign currency

In accordance with the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, the Group evaluated the exchangeability of the Boliviano (BOB). Based on this evaluation, the Group determined that the BOB was not exchangeable and, accordingly, applied alternative estimated exchange rates, in compliance with the requirements of the amended standard. See further details below.

As of the date of the initial application of the amendment referred above, the estimated exchange rate was 11.32 BOB per U.S. dollar. In turn, the official reference exchange rate was 6.91 BOB per US dollar as of January 1, 2025.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

II.	New and amended IFRS standards

On January 1, 2025, the group adopted the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates' resulting in a negative impact of $70 million on remeasurement of monetary and non-monetary items and a negative translation into presentation currency (USD) effect of $118 million, totaling $188 million negative effect included in a single line item, titled "Adjustment on adoption of Amendment to IAS 21", in the Group's consolidated statements of changes in equity for the nine-month period ended September 30, 2025.

The following standards and amendments are effective for annual periods starting on January 1, 2026 (Amendments to IFRS 9, IFRS 7 and Annual Improvements) or January 1, 2027 (IFRS 18) and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IFRS 9 and IFRS 7, issued on 30 May, 2024: These Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).

◦	Amendments to IFRS 9 and IFRS 7, issued on 18 December, 2024: These Amendments to IFRS 9 and IFRS 7 aim to help companies to improve their reporting of the financial effects of nature-dependent electricity contracts, commonly structured as power purchase agreements (PPAs) and apply only to contracts referencing nature-dependent electricity in which a company is exposed to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g. wind or solar energy). The changes to IFRS 9 clarify the application of the ‘own-use’ exemption and permit hedge accounting if these contracts are used as hedging instruments while the changes to IFRS 7 add new disclosure requirements on the company’s financial performance and cash flows.

◦	Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the nine-month period ended September 30, 2025

Colombia Acquisition - Definitive purchase agreement with Telefonica

Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, have entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. In line with the prior announcement, the purchase price of $400 million is subject to customary adjustments for net debt evolution, working capital and changes in foreign exchange rates, and as of September 30, 2024, would be $362 million.

In alignment with its the above mentioned acquisition strategy in Colombia, on August 14, 2025, Millicom has committed to present an offer in EPM’s Law 226 sale process, subject to the terms published by EPM on July 1, 2025, in which EPM set a minimum price of COP$418,741 per share of Tigo-UNE, representing a total consideration of approximately USD $520 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The agreement includes customary legal protections and EPM secured an extension of its existing exit rights if the Law 226 sale process does not succeed due to external factors. Should EPM remain a shareholder of Tigo-UNE due to an unsuccessful Law 226 sale process, EPM has agreed to provide consent for the proposed future merger between Tigo-UNE and ColTel, subject to certain closing conditions. As of September 30, 2025, this commitment to present an offer did not triggered the recognition of a liability. See also Note 11.

Uruguay Acquisition - Definitive purchase agreement with Telefonica

On May 21, 2025, Millicom announced it has entered into a definitive agreement to acquire 100% of Telefónica Móviles del Uruguay S.A. for an enterprise value of USD 440 million. See note 14.

Ecuador Acquisition - Definitive purchase agreement with Telefonica

On June 13, 2025, Millicom International Cellular S.A. (“Millicom”) has signed a definitive agreement to acquire Telefónica’s telecommunications operations in Ecuador in a transaction valued at USD 380 million. The transaction is subject to regulatory approvals and other closing conditions. See note 14.

Lati Disposal - Lati Operations and other assets

On October 28, 2024, Millicom agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets.

As part of the other assets portfolio sale described above, Tigo Nicaragua transferred most of the towers to SBA for a total gross consideration of approximately $49 million. The tower transfer qualifies as a sale under IFRS 15. Under IFRS 16, Tigo Nicaragua recognized only the gain on the portion of rights transferred, for approximately $17 million, under ‘Other operating income (expenses), net’, since it continues to use a percentage of the towers economic benefit via the leaseback.

During the nine-month period ended on September 30, 2025 , Millicom closed the above mentioned transaction through the sale of its Lati Operations for Millicom’s mobile passive infrastructure assets and auxiliary agreements like build to suit, corporate guarantees, exclusivity or other agreements. As per the sale agreement, the initial sale price might be adjusted to consider some net adjustment amounts determined in the “Final Closing Statement". Should the price adjustments prove insufficient, Millicom may be required to make additional provisions. Conversely, the company may be entitled to receive additional consideration under earn-out arrangements, depending on the achievement of certain conditions or performance targets.

In addition to the transactions with SBA, Millicom sold Lati Paraguay to Atis Group on June 3, 2025.

To date, completed closings have generated approximately $546 million in net proceeds, and a receivable of $292 million (disclosed within the "Other current assets line", in the consolidated statement of financial position). The transactions with SBA and Atis resulted in a gain on sale of of $742 million, recognized under "Sale of Lati Operations" in the consolidated statement of income. See Note 14.

Following the closings with SBA and Atis mentioned above, Millicom 's subsidiaries recognized new Right-of-Use assets and Lease Liabilities for approximately $740 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Costa Rica Merger

On September 11, 2025, the telecommunications regulator in Costa Rica (Superintendencia de Telecommunicaciones or "SUTEL"), issued a resolution rejecting the petition to merge Tigo Costa Rica with Liberty Latin America pursuant to the agreement signed on August 1, 2024 . Millicom and Liberty have appealed this decision.

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale - Summary

Assets and liabilities reclassified as held for sale (In millions of U.S. dollars)	September 30, 2025	December 31, 2024
Towers sale in Colombia related to the third batch	1	1
Mobile network sharing agreement in Colombia	30	613
Towers sale (including certain lease transfers) in Nicaragua (see note 3)	—	13
Total assets of held for sale	31	627
Towers sale in Colombia related to the third batch	—	1
Mobile network sharing agreement in Colombia	15	698
Towers sale (including certain lease transfers) in Nicaragua	—	10
Total liabilities directly associated with assets held for sale	16	709
Net assets held for sale / book value	15	(83)

Assets held for sale - Towers sales in Colombia

On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback.

The transfer of the towers to Towernex consists of three batches, out of which two batches were completed in 2024 (third batch is for 123 towers).

Assets held for sale / Disposal Group- Mobile Network sharing agreement in Colombia

On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. The transaction closed on December 20, 2024, with the approval from the Ministry of Information Technology and Communications to transfer in favor of the Temporary Union the permit for the access, use and exploitation of 20 MHz of radioelectric spectrum for the operation of land mobile radiocommunication services in the national territory granted to Colombia Móvil in the Resolution #332 dated February 20, 2020. Simultaneously, both operators contributed their RAN assets to UNIRED, the vehicle established to operate and maintain the unified mobile access network.

This collaboration involves two new joint arrangements. (both qualifying as joint operations, as defined in IFRS 11):

▪	A 'NetCo ("UNIRED")': This company holds and manages the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator owns 50% of this NetCo. Transfers of RAN assets to UNIRED happened in December 2024, when UNIRED did a step-up exercise to determine the fair values of the contributions from both joint operators. The transfer of lease agreements is taking place as from January 2025.

▪	A 'Unión Temporal' ("UT"): This temporary joint arrangement manages the spectrum licenses and related liabilities. Similarly, ownership is split 50/50 between the two operators. Assets and liabilities related to the #332 resolution mentioned above were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the UT.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

In 2025, Tigo Colombia derecognised right-of-use assets and liabilities amounting to $76 million and $104 million, respectively, in connection with lease agreements previously classified as assets held for sale in the fourth quarter of 2024. These lease agreements were transferred to UNIRED, the entity that had already assumed the role of lessee under the respective contracts. The net impact of the derecognition resulted in a gain of $28 million, which was recognized in the consolidated statement of profit or loss under ‘Other operating income (expenses), net.’ Additionally, the Tigo Colombia terminated certain lease agreements with deferred gains of $15 million as of December 31, 2024. These gains were accelerated and recognized in full in Q1 2025 within the same line item. As of September 30, 2025, the right-of-use assets and liabilities of UNIRED at Tigo Colombia's share amount to $382 million and $390 million, respectively.

In 2025, Tigo Colombia derecognised spectrum license assets and liabilities amounting to $574 million and $680 million, respectively, previously classified as assets held for sale. These spectrum license assets and liabilities were transferred to the UT, (with $50 million of difference towards the 50% of the former book value of $287 million recognized as a reduction of spectrum intangible assets). As of September 30, 2025, the spectrum license assets and liabilities of the UT at Tigo Colombia's share amount to $444 million and $547 million, respectively.

In accordance with IFRS 5, certain assets and related liabilities are kept as of September 30, 2025, as "held for sale". These primarily represent spectrum licenses assets and liabilities still pending to be transferred by Tigo Colombia to the UT, with total balances of $31 million and $16 million, respectively. The transfers have been completed by the end of October 2025.

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Paraguay, El Salvador, Bolivia, Nicaragua and Costa Rica.

As further explained in the 2024 Group's Consolidated Financial Statements, the 'Chief Operating Decision Maker ("CODM") assesses performance and allocates resources, based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and Adjusted EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and Adjusted EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and Adjusted EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Nomination, Talent and Compensation Committee also employs service revenue and Adjusted EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and Adjusted EBITDA to profit before taxes is provided below.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

5. SEGMENT INFORMATION (Continued)

Revenue, Service revenue, Adjusted EBITDA, capital expenditures and other segment information for the nine-month periods ended September 30, 2025, and 2024 are shown on the below:

Nine months ended September 30, 2025 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	1,073	1,037	512	248	440	406	647	4,363	(459)	3,904
Telephone and equipment revenue	166	18	24	2	22	13	38	285	(22)	262
Revenue	1,239	1,056	536	251	462	419	685	4,648	(482)	4,166
Inter-segment revenue	6	1	1	5	3	4	5	26	n/a	n/a
Revenue from external customers	1,233	1,055	534	246	459	415	680	4,622	n/a	n/a
Adjusted EBITDA (ii)	687	430	277	118	234	214	315	2,275	(304)	1,971
Capital expenditures (iii)	102	138	56	25	50	36	90	496	(48)	447

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the nine-month period ended September 30, 2025 and 2024 can be reconciled with notes 9 and 10 for amounts of $407 million and $40 million respectively (2024: $355 million and $59 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture.

(v)	Includes our operations in El Salvador, Nicaragua and Costa Rica.

Nine months ended September 30, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	1,039	1,025	528	452	434	404	650	4,531	(449)	4,082
Telephone and equipment revenue	159	28	47	4	25	14	42	319	(25)	294
Revenue	1,197	1,053	575	456	459	418	692	4,850	(474)	4,376
Inter-segment revenue	6	1	1	—	3	3	6	21	n/a	n/a
Revenue from external customers	1,191	1,051	573	456	456	415	686	4,829	n/a	n/a
Adjusted EBITDA (ii)	652	404	264	195	224	201	298	2,238	(387)	1,851
Capital expenditures (iii)	135	72	56	42	47	42	79	474	(60)	414

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2025 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	366	364	170	84	147	143	217	1,490	(153)	1,337
Telephone and equipment revenue	52	5	8	1	7	5	13	90	(7)	83
Revenue	418	370	178	84	154	148	230	1,580	(160)	1,420
Inter-segment revenue	2	—	—	2	1	1	2	9	n/a	n/a
Revenue from external customers	416	369	178	82	153	146	228	1,571	n/a	n/a
Adjusted EBITDA (ii)	236	161	93	42	80	76	108	795	(101)	695
Capital expenditures (iii)	32	56	21	8	21	14	28	179	(18)	161

Three months ended September 30, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	350	331	170	152	145	133	214	1,494	(150)	1,344
Telephone and equipment revenue	50	9	8	1	7	4	14	94	(7)	87
Revenue	400	340	178	154	153	137	227	1,588	(158)	1,431
Inter-segment revenue	2	—	—	—	1	1	2	7	n/a	n/a
Revenue from external customers	397	340	177	154	152	136	226	1,581	n/a	n/a
Adjusted EBITDA (ii)	220	133	84	66	79	65	100	747	(162)	585
Capital expenditures (iii)	53	28	22	22	19	17	27	188	(22)	166

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

5. SEGMENT INFORMATION (Continued)

Reconciliation of Adjusted EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024
Adjusted EBITDA for reportable segments	2,275	2,238	795	747
Depreciation	(677)	(696)	(235)	(222)
Amortization	(234)	(241)	(81)	(78)
Share of profit in Honduras joint venture	40	39	14	14
Other operating income (expenses), net	69	16	(3)	—
Interest and other financial expenses	(508)	(550)	(173)	(175)
Interest and other financial income	16	40	11	9
Sale of Lati Operations (see note 4)	742	—	138	—
Other non-operating (expenses) income, net	(68)	(26)	(77)	(10)
Profit (loss) from other joint ventures and associates, net	1	—	1	—
Honduras as joint venture	(234)	(224)	(80)	(79)
Unallocated expenses and other reconciling items (i)	(69)	(163)	(21)	(84)
Profit before taxes from continuing operations	1,353	432	289	123

(i) The unallocated expenses are primarily related to centrally managed costs.

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024
Change in fair value of derivatives (Note 13)	(9)	1	(7)	—
Exchange gains (losses), net	48	(28)	46	(10)
Other non-operating income (expenses), net (see note12)	(108)	1	(116)	—
Total	(68)	(26)	(77)	(10)

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE

A.	Shareholder remuneration policy

On November 29, 2024, Millicom's Board approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million paid on January 10, 2025.

On 14 January, 2025, Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned announcements:

1.	On 26 February, 2025, Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.

2.	On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share , payable in four equal quarterly installments: $0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE(Continued)

3.	On August 6, 2025, Millicom's Board approved an additional interim dividend of $2.50 per share, payable in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.

Earning per common share

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024
Basic and Diluted
Net profit attributable to all equity holders to determine the profit per share	1,064	221	195	51

in thousands
Weighted average number of ordinary shares for basic earnings per share	167,722	171,332	166,915	171,345
Effect of dilutive share-based compensation plans	743	1,037	773	1,309
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	168,465	172,369	167,688	172,654

in US dollar
Basic
Earnings per common share for profit for the period attributable to owners of the Company	6.35	1.29	1.17	0.30
Diluted
Earnings per common share for profit for the period attributable to owners of the Company	6.32	1.28	1.16	0.30

(i) For the purpose of calculating the diluted earnings per common share, the weighted average outstanding shares used for the basic earnings per common share were increased only by the portion of the shares which have a dilutive effect on the earnings per common share.

8. JOINT ARRANGEMENTS

Tigo Honduras

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At September 30, 2025, the equity accounted net assets of our joint venture in Honduras totaled $337 million (December 31, 2024: $373 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2024: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the nine-month period ended September 30, 2025, Millicom's joint venture in Honduras repatriated cash of $69 million under different forms (September 30, 2024: 66 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

8. JOINT ARRANGEMENTS (Continued)

At September 30, 2025, Millicom had $148 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2024: $133 million). In addition, as of September 30, 2025, Millicom had a total receivable from Honduras joint venture of $14 million, (December 31, 2024: $12 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2025
Honduras (i)
Opening Balance at January 1, 2025	561
Millicom's share of the results for the period	40
Dividends declared during the period	(51)
Currency exchange differences	(24)
Closing Balance at September 30, 2025	527

(i) Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended September 30, 2025.

UNIRED and UT

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators.

Contribution to the Joint Operations

The following table summarizes the contributions made by Tigo Colombia (from Assets Held for Sale and Liabilities associated with Assets held for Sale) during the period/year ended.

Carrying value in millions of U.S. dollars	Nine months ended September 30, 2025	December 31, 2024
Property, Plant and Equipment	3	89
Intangible Assets	574	217
Right of use assets	76	—
Total assets	653	306
Lease liabilities	104	—
Spectrum payable and accrued liabilities	680	205
Total liabilities	784	205

9. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended September 30, 2025, Millicom added property, plant and equipment for $407 million (September 30, 2024: $355 million) and received $73 million from disposal of property, plant and equipment, including $49 million from the tower sale and leaseback transaction between Tigo Nicaragua and SBA as detailed in note 3 (September 30, 2024: $54 million). During the nine-month period ended September 30, 2025, the Group completed the sale of its Lati Operations, resulting in a $73 million decrease in Property Plant and Equipment (see note 3).

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

10. INTANGIBLE ASSETS

During the nine-month period ended September 30, 2025, Millicom added intangible assets for $67 million of which $27 million related to spectrum and licenses (as of March 19, 2025, Grupo de Comunicaciones Digitales, S.A. was awarded an additional 10 MHz spectrum in the 1900 MHz band for approximately $7 million), and $40 million to additions of other intangible assets (September 30, 2024: $173 million of which $114 million related to spectrum and licenses and $59 million to additions of other intangible assets), and did not received any proceeds from disposal of intangible assets (September 30, 2024: $1 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the period ended September 30, 2025 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Bolivia

During the nine-month period ended September 30, 2025, the Group operation in Bolivia signed three new two-year fixed loan agreements with different banks (Banco Mercantil and Banco Bisa) for up to BOB 271 million in aggregate (approximately USD 22 million using 12.59 as exchange rate). Additionally, during the nine-month period ended September 30, 2025, the Group operation in Bolivia signed a one-year variable loans with Banco BNP and a one-year fixed loan with BCP for an aggregate amount of BOB 100 million (approximately USD 8 million using 12.59 as exchange rate).

Colombia

On April 30, 2025, the Group operation in Colombia signed a three-year loan agreement with Bancolombia for up to COP 85 billion (USD 20 million) at a variable rate, used to partially prepay a loan with BBVA for approximately COP 85 billion (approximately USD 20 million), that matures in September 2025.

In September, 2025, the Group operation in Colombia signed a two-year loan agreement with Scotiabank for up to COP 100 billion (approximately USD 26 million) at a variable rate. The COP 125 billion with BBVA has been repaid.

Colombia - Redesignation of restricted subsidiaries

On August 14 2025, Millicom re-designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Tigo Colombia Subsidiaries”) which are the entities constituting its Colombian operations, as restricted subsidiaries under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the 7.375%, the SEK Bond, and several of its financing agreements.

El Salvador

On July 30, 2025, El Salvador entered into a five-year variable loan for $150 million with the IDB and Bladex Bank. The proceeds of the new facility have been used to repay the outstanding amount of the syndicated facility with Scotia Bank; the remaining amount will be used to repay certain loans with companies of the Millicom Group and/or to finance or reimburse capital expenditure of goods.

Guatemala

During the nine-month period ended September 30, 2025, the Group operation in Guatemala entered into a new 7-year term loan with variable rate for approximately GTQ 800 million (approximately USD 104 million) with Banco G&T Continental. Around half of the proceeds were used to prepay GTQ 390 million (approximately USD 50 million) of loans with the same bank that originally matured on 2026. Additionally, during the nine-month period ended September 30, 2025, the Group operation in Guatemala entered into different five-year /seven-year and eight-year variable loans with Banrural, BAC and Banco Industrial, respectively for an aggregate amount of GTQ 2,400 million (approximately $313 million at the date of the transaction).

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

11. FINANCIAL OBLIGATIONS (continued)

Honduras

During the nine-month period ended September 30, 2025, the Group operation in Honduras signed two seven-year variable loan agreements with Banco Industrial through its filial in Honduras Banco del Pais for a total of USD 41 million and one ten-year variable loan agreement with Banco de Occidente for a total of HNL 408 million (approximately USD 16 million).

Luxembourg

During the nine-month period ended September 30, 2025, MIC SA repaid the COP 144 Bn loan agreement with Inter-American Development Bank for approximately USD 35 million.

Paraguay

On May 8, 2025, the Group operation in Paraguay issued local bonds for a total amount of PYG 100,000 million (approximately USD 13 million) with a maturity of 4 years and at an interest rate of 8.10%. Additionally, during the nine-month period ended September 30, 2025, the Group operation in Paraguay issued two three-year local bonds at 10% fixed-rate for a total amount of PYG 55,000 million (approximately $7 million at the date of the transactions). These issuances are part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million. On September 15, 2025, the Group operation in Paraguay did an early partial redemption of $150 million of the 2027 USD 5.875% Senior Notes Bond.

During the nine-month period ended September 30, 2025, the Group operation in Paraguay entered into three new 5-year term variable loans with different banks (Banco Continental, Banco Sudameris and Banco Itau) for approximately PYG 660 million (approximately $83 million in aggregate) and into three new 3-year term fixed loans with different banks (Banco GNB, Banco Solar and Bancop for approximately PYG 145 million (approximately $21 million in aggregate).

B. Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at September 30, 2025	As at December 31, 2024
Due within:
One year	443	282
One-two years	571	457
Two-three years	613	696
Three-four years	1,251	906
Four-five years	808	683
After five years	2,573	2,792
Total debt and financing	6,260	5,815

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at September 30, 2025 and December 31, 2024.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at September 30, 2025	As at December 31, 2024	As at September 30, 2025	As at December 31, 2024
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	74	12	7	—
1-3 years	145	220	—	—
3-5 years	96	—	—	—
Total	315	232	7	—

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024
Interest expense on bonds and bank financing	(296)	(345)	(104)	(110)
Interest expense on leases	(124)	(92)	(44)	(31)
Others	(88)	(113)	(26)	(35)
Total interest and other financial expenses	(508)	(550)	(173)	(175)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of September 30, 2025, the total amount of claims brought against MIC SA and its subsidiaries is $252 million, after the updates on the DOJ and Costa Rica cases described below (December 31, 2024: $209 million). The Group's share of the comparable exposure for its joint venture in Honduras is $8 million (December 31, 2024: $8 million).

As at September 30, 2025, $130 million has been provisioned by the Group for these claims and risks in the unaudited interim condensed consolidated statement of financial position, including the DOJ update as described below (December 31, 2024: $104 million including the Costa Rica case described in note G.3.1. to the audited consolidated financial statements for financial year 2024). The Group's share of provisions made by the joint venture was $1 million (December 31, 2024: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

In April 2022, we received a subpoena from the DOJ requesting information concerning our business in Guatemala (“Comcel”), including information related to the purchase in 2021 of our former joint venture partner’s interest in Comcel and information related to any contacts with certain Guatemalan government officials. The subpoena also requested information concerning our operations in other countries in Latin America. In May 2023, we received a second subpoena from the DOJ requesting additional information regarding Comcel. We have cooperated with the DOJ and in recent months have been working to resolve this matter. In this regard, we accrued an expense of approximately $118 million during the third quarter of 2025. At this time, we do not expect to incur additional material expense related to this matter.

Taxation

At September 30, 2025, the tax risks exposure of the Group's subsidiaries is estimated at $307 million, for which provisions of $59 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2024: $304 million of which provisions of $54 million were recorded). The Group's share of comparable tax exposure in its joint venture amounts to $152 million (December 31, 2024: $134 million) for which provisions of $8 million (December 31, 2024: $8 million), were made.

Capital commitments

At September 30, 2025, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $253 million of which $234 million are due within one year (December 31, 2024: $285 million of which $215 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $27 million of which $27 million are due within one year (December 31, 2024: $19 million and $19 million respectively). Additionally, the Group's share of commitments in the UNIRED joint operation (see note 3) is $15 million (December 31, 2024: $6 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2025 and December 31, 2024:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at September 30, 2025	As at December 31, 2024	As at September 30, 2025	As at December 31, 2024
Financial liabilities
Debt and financing	6,260	5,815	6,028	5,478

(i)       Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

MIC SA entered into swap contracts in order to hedge the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in January 2022 with maturity date January 2027.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE with maturity date January 2026. During the nine-month period ended September 30, 2025, the Group operations in Colombia and Paraguay entered into short-term forwards, respectively in order to hedge foreign currency risk of USD denominated expected obligations.

The net fair value of the aforementioned swaps amounts to a liability of $30 million as of September 30, 2025 (December 31, 2024: a liability of $59 million).

Interest rate swaps, currency swaps and forwards are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at September 30, 2025.

14. SUBSEQUENT EVENTS

Uruguay Acquisition

On October 7, 2025, Millicom completed the acquisition of 100% of Telefonica Moviles del Uruguay S.A. (Movistar) following final regulatory approval, for an enterprise value of $440 million.

Ecuador Acquisition

On October 30, 2025, Millicom completed the acquisition of 100% of Telefónica’s telecommunications operations in Ecuador, following final regulatory approval, for an enterprise value of $380 million.

Lati Honduras - Sale of Towers

On October 27, 2025, we closed the sale of Lati Honduras towers for approximately of $75 million, finalizing the Lati business divestment announced in October 2024.

Financing

Paraguay

On October 9, 2025, the Group operation in Paraguay issued local bonds for PYG 220,000 million (approximately USD 31 million at the date of the transaction), with a maturity of 5 years and a fixed annual interest rate of 10.85%.

Uruguay

On October 24, 2025, the Group operation in Uruguay entered into new 5-year local currency financing with Banco Santander for a total of approximately $200 million equivalent.

Item 2

Millicom (Tigo) Q3 2025 Earnings Release

Luxembourg, November 6, 2025 – Millicom is pleased to announce its third quarter 2025 results. Please find below links to the Q3 2025 Earnings Release and IAS 34 Interim Condensed Consolidated Financial Statements.

Q3 Highlights*

•	Revenue $1.42 billion

•	Operating profit $390 million, and record Adjusted EBITDA $695 million

•	Net profit attributable to company owners $195 million, including approximately $138 million net profit from the closure of infrastructure transactions

•	Equity free cash flow $243 million

•	Additional interim dividend declared in August of $2.5 per share, amounting approximately $420 million

•	Leverage of 2.09x, benefiting from one-time cash proceeds of $537 million from infrastructure transactions

Financial highlights ($ millions)	Q3 2025	Q3 2024	Change %	Organic % Change	9M 2025	9M 2024	Change %	Organic % Change
Revenue	1,420	1,431	(0.7)%	3.0%	4,166	4,376	(4.8)%	1.1%
Operating Profit	390	300	30.1%		1,170	968	20.8%
Net Profit attributable to company owners	195	51	NM		1,064	221	NM
Non-IFRS measures (*)
Service Revenue	1,337	1,344	(0.5)%	3.5%	3,904	4,082	(4.4)%	2.0%
Adjusted EBITDA	695	585	18.7%	23.8%	1,971	1,851	6.5%	13.1%
Capex	161	166	(3.3)%		447	414	8.2%
Operating Cash Flow (OCF)	534	419	27.5%		1,524	1,437	6.0%
Equity free cash flow (EFCF)	243	271	(10.4)%		638	540	18.1%

*See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Marcelo Benitez commented:

"The third quarter was another strong period for Millicom, both operationally and strategically.

We continued to execute our strategic plan with discipline, advancing key inorganic growth initiatives and resolving legacy processes that position us for long-term success. Our consistent commercial execution and sharp focus on capital allocation are delivering tangible results. Topline growth accelerated to 3.5 percent year-over-year, driven by mobile subscriber additions and ARPU expansion in key geographies. This momentum reflects the strength of our commercial strategy and the resilience of our markets. This quarter, we achieved a record Adjusted EBITDA of $695 million dollars and an Adjusted EBITDA margin of 48.9 percent, marking a significant step forward in profitability. Equity Free Cash Flow reached $243 million for the quarter, up $98 million year-to-date compared to the same period last year. As we look ahead we continue to execute our commercial strategy and remain committed to our culture of disciplined capital deployment and operational efficiency, which continues to drive sustainable value for all our stakeholders."

2025 Financial Targets

Millicom continues to target 2025 EFCF of around $750 million and year-end leverage below 2.5x. These targets reflect full year run-rate savings expected from efficiency measures implemented during 2024 and lower expected restructuring costs in 2025, partially offset by the impact of weaker projected foreign exchange rates and legal settlements. The targets exclude the impact of inorganic initiatives, such as proceeds related to the sale of Lati International and other assets.

• Q3 2025 Earnings Release

• IAS 34 Interim Condensed Consolidated Financial Statements

Millicom is planning to host a video conference for the global financial community on November 6, 2025, at 08:00 (New York) / 13:00 (London). Registration for the interactive event is required at the following link.

After registering, you will receive a confirmation email containing details about joining the video conference.

Participants who wish to ask a question during the live event must notify the Investor Relations team via email to investors@millicom.com after the start of the event.

Participants may also join the conference in listen-only mode by dialing any of the following numbers and entering the Webinar ID: 856 1232 5655

US: +1 929 205 6099	Sweden: +46 850 539 728
UK: +44 330 088 5830	Luxembourg: +352 342 080 9265

Additional international numbers are available at the following link. Accompanying slides and a replay of the event will be available on the Millicom investors website.

For further information, please contact:

Press: Sofía Corral, Communications Director press@millicom.com	Investors: Luca Pfeifer, VP of Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: November 6, 2025